FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 21, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

ACQUISITION OF ADDITIONAL WORKING INTEREST IN

 HYDROCARBON  CONCESSIONS IN ARGENTINA

Buenos Aires, December 21, 2007 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces that its controlled company, Petrobras Energía S.A. (Buenos Aires: PESA), has acquired from Energy Development Corporation (Argentina), Inc., Argentine Branch, a 13.7196% working interest in El Tordillo and La Tapera - Puesto Quiroga assets in the amount of US$117.5 million. The transaction resulted from the exercise by Petrobras Energía S.A. of the right of first refusal provided for under the pertinent UTE agreements, for the acquisition of the interest assigned.

Prior to this acquisition, Petrobras Energía S.A. already had an interest in these assets which, after consummation of the transaction, increased to 35.67%.

The assets are located at Golfo San Jorge Basin, Province of Chubut, Argentina, and are operated by Tecpetrol S.A.. El Tordillo concession produces Escalante crude oil, while La Tapera - Puesto Quiroga concession, covering a total area of 336 km2, is under the exploratory stage. Production for the interest acquired in El Tordillo area is estimated at approximately 3,500 barrels per day.

This acquisition, which is in line with the Company’s strategic goal to increase hydrocarbon reserves and production, will allow to increase the Company’s own crude oil availability, thus enabling integration in the crude oil chain.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 21/12/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney